June 10, 2005
Mail Stop 0408

By U.S. Mail and facsimile to (717) 747-9276

Mr. Larry J. Miller
President and CEO
P.O. Box 2887
105 Leader Heights Road
York, PA 17405

Re:	Codorus Valley Bancorp, Inc
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-15536

Dear Mr. Miller:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, please provide us with the supplemental documentation we requested in response to these comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Exhibit 13 - Excerpts from the 2004 Annual Report to Shareholders

Notes to Consolidated Financial Statement

Note 1 - Summary of Significant Accounting Policies

Investment in Real Estate Partnerships, page 86

1. Please tell us in detail how you are accounting for your two investments in real estate partnerships. Discussion of each investment should include but not be limited to:
* How the investment assets and liability are determined;
* Why you are using the effective yield method of accounting for the investment and tax credits;
* Whether you have changed any aspects of your accounting for these investments since inception, and if so, the basis for any change.

Please cite the appropriate authoritative guidance supporting the investment amounts and include specific assumptions or models used.

2. Please provide us with the specific terms and conditions of the partnership agreements including, but not limited to:
* The control structure and hierarchy for return of capital;
* Term/duration of each partnership;
* The allocation of liability exposure and risk of loss for the limited and general partners;
* Parameters for removing current management;
* Other limitations placed on the partnerships` management;
* Triggering events which would result in the partnerships to unwind.

Segment Reporting, page 89

3. Please tell us why SYC Insurance Services, Inc., SYC Settlement Services, Inc. and SYC Realty Co. are not considered to be one or more operating segments. Please provide an analysis supporting your current accounting, including relevant qualitative criteria and quantitative threshold tests for the periods presented or revise your financial statements if necessary.  Please refer to paragraphs 10-
24
of SFAS 131.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Larry J. Miller, President and CEO
Codorus Valley Bancorp, Inc.
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